Filed Pursuant to Rule 433

Registration Statement No. 333-155041

April 1, 2009

Dell Inc.

Final Term Sheet

April 1, 2009

Issuer:	Dell Inc.

Size:	$500,000,000

Maturity:	April 15th, 2014

Coupon (Interest Rate):	5.625%

Yield to Maturity:	5.644%

Spread to Benchmark Treasury:	T+400bps

Benchmark Treasury:	UST 1.750% due March 31st, 2014

Benchmark Treasury Price and Yield:	Price of 100-16.25, yield 1.644%

Interest Payment Dates:	April 15th, October 15th, first Interest Payment Date October 15, 2009

Record Dates:	April 1st, October 1st

Redemption Provision:	Makewhole T+50bps

Price to Public:	99.916%

Settlement Date:	April 6, 2009 (T+3)

Ratings:	A2 / A- / A (S/S/S)

CUSIP/ISIN:	24702R AG6 / US24702RAG65

Joint Book-Running Managers:	Banc of America Securities LLC Morgan Stanley & Co. Incorporated UBS Securities LLC

Co-Managers:	HSBC Securities (USA) Inc. Deutsche Bank Securities Inc.

Additional Information:	The estimated net proceeds to Dell Inc. (the “Company”) from the issuance of notes in this offering is $497.5 million. The Company’s cash, cash equivalents and short term investments, total long-term debt, and total capitalization would have been $9,590 million, $2,396 million, and $6,667 million, respectively, as of January 30, 2009, as adjusted for this offering.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any of the Representatives can arrange to send you the prospectus if you request it by calling or e-mailing:

Banc of America Securities LLC toll-free at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com

UBS Securities LLC toll-free at 1-877-827-6444 (ext. 561-3884)

Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649